Mail Stop 4561

August 16, 2006

Ms. Chandana Basu
Chief Executive Officer, Chief Financial Officer,
And Director
Healthcare Business Services Groups, Inc.
1126 West Foothill Blvd.
Upland, CA   91786

>   **Re: Healthcare Business Services Groups, Inc.**
>   **Form 10-KSB for the year ended December 31, 2005**
>   **Filed April 17, 2006**
>   **File No. 000-50014**

Dear Ms. Basu:

        We have reviewed your response letter dated June 28, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

General

1. We have read your response to comment 1; however, you disclosed in an 8-K/A filed on December 8, 2004 that your auditor, Malone & Bailey, PLLC, was dismissed effective October 28, 2004 and that there had been a disagreement with the auditor that was resolved. Since the dismissal and disagreement with the auditor occurred during one of the two most recent fiscal years included in the filing, please revise your filing and disclose these events and any other information required by Item 304 of Regulation S-B.

Item 6 – Management's Discussion and Analysis or Plan of Operations

Comparison of Operating Results, page 11

2. We have read your response to comment 2; we await the filing of your amended 10-KSB including a more detailed explanation of the change in revenues from 2004 to 2005. You state that the decrease was due primarily to a loss of significant customers. In your revised disclosure, please further include the amount of revenues earned from these customers in each year to quantify the amount of the change related to these significant customers.

Liquidity and Capital Resources, page 13

3. We note your response to comment 4; however, you have not addressed SFAS 133 Implementation Issue B16 and paragraph 13 of SFAS 133. For each convertible note detailed in our previous comment, please provide us with a detailed analysis under SFAS 133 Implementation Issue B16 and paragraph 13 of SFAS 133; please address each step outlined in the Issue in your response.

4. You state that the second note of $350,000 is not due yet and that the parties informed you that they will not convert. Please tell us if there is a written agreement between you and the parties regarding the parties' intent to not convert.

Note 1 – Summary of Significant Accounting Policies and Organization

(G) Software Development Costs, page F-8

5. We note your response to comment 9; please update your disclosure regarding your policy for software development costs in your amended 10-KSB for the year ended December 31, 2005 and all future filings.

Note 3 – Property and Equipment, page F-14

6. We note your response to comment 10; however you did not address our entire comment and thus we reissue part of our previous comment. Since Chandana Basu is the 80% owner of your company, please tell us what consideration you gave to accounting for the transaction as a transfer between entities under common control at carryover basis as provided for by Appendix D12 of SFAS 141. Also see EITF 02-5 for reference. It appears that no gain or loss should have been recorded upon transfer to the related party. Furthermore, please file the purchase agreement as an exhibit as required by Item 601 of Regulation S-B.

Note 9 – Stockholders' Deficiency, page F-17

7. We note your response to comment 12; however, you did not tell us the accounting literature that you relied upon to determine the proper treatment of these consulting costs. Please cite the accounting literature and also tell us the fair value of the services received and fair value of the shares issued to the consultants at the time of issuance.

Note 15 – Related Party Transactions, page F-22

8. In future filings including your amended 10-KSB for the year ended December 31, 2005, please expand your footnote to describe all material related party transactions, including loans from Ms. Basu, in accordance with SFAS 57.

Item 10 – Executive Compensation, page 22

9. We note your response to comment 14; please revise this disclosure in your amended 10-KSB for the year ended December 31, 2005.

Item 12 – Certain Relationships and Related Transactions, page 22

10. We note your response to comment 15; please file the amended employment agreement as an exhibit in your amended 10-KSB for the year ended December 31, 2005 and future filings as required by Item 601 of Regulation S-B.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief

Ms. Chandana Basu
Healthcare Business Services Groups, Inc.
August 16, 2006
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